SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMETNS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2; Exit Filing)*

RADIUS HEALTH, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

750469 108

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

47 Thorndike Street, Suite B1-1

Cambridge, MA 02141

617-252-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750469 108                                             13D                                              Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

1 This Schedule 13D is being filed jointly by the Reporting Persons, as defined in the Original Schedule 13D. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 750469 108                                             13D                                              Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 750469 108                                             13D                                              Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 750469 108                                             13D                                              Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 750469 108                                             13D                                              Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 750469 108                                             13D                                              Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 750469 108                                             13D                                              Page 8 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,367,780
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,367,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.  750469 108                                             13D                                              Page 9 of 11 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Radius Health, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011, as amended by Amendment No 1 to Schedule 13D filed with the SEC on January 3, 2012 (together, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 5. Interest in Securities of the Issuer. “Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:

(a)         HCVVII directly beneficially owns 1,367,780 shares of the Common Stock of the Issuer. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own the 1,367,780 shares of the Common Stock owned directy by HCVVII as the General Partners of HCPVII, the General Partner of HCVVII.

Based upon 32,923,834 shares of outstanding Common Stock, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2014 as filed with the SEC on November 10, 2014, the 1,367,780 shares of Common Stock directly held by HCVVII represents 4.2% of the Common Stock of the Issuer.

(b)         HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 1,367,780 shares owned by HCVVII.

(c)         Not Applicable.

(d)         Not Applicable.

(e)         The Reporting Persons are voluntarily reporting that they ceased to be the beneficial owner of more than five percent of the class of securities being reported herein as a result of the issuance of additional shares of Series A-1 , Series A-2 and Series A-3 Preferred Stock convertible into the Common Stock in connection with certain anti-dilution protection triggers, the issuance of shares of Common Stock in satisfaction of accumulated dividends, and a 1:2.28 reverse stock split effected prior to, and the closing of, the public offering of the Issuer’s Securities, which closed on June 5, 2014.

Item 7. Material to be Filed as Exhibits.

Exhibit A.          Agreement regarding filing of joint Schedule 13D.

CUSIP No.  750469 108                                             13D                                              Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2015	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

January 28, 2015	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

CUSIP No.  750469 108                                             13D                                              Page 11 of 11 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Radius Health, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

January 28, 2015	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VI, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

January 28, 2015	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

January 28, 2015	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor